FORM 12b-25	SEC FILE NUMBER 001-35963

NOTIFICATION OF LATE FILING	CUSIP NUMBER 67778H200

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended: September 30, 2016

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:____________________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION Ohr Pharmaceutical, Inc.
Full Name of Registrant
Former Name if Applicable 800 Third Avenue, 11th Floor
Address of Principal Executive Office (Street and Number) New York, NY 10022
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ohr Pharmaceutical, Inc. (the “Company”) was unable to complete its Annual Report on Form 10-K for the fiscal year ended September 30, 2016 (the “Annual Report”) prior to the filing deadline for the Annual Report on December 14, 2016 as the result of the need to complete final year end closing procedures, financial statement preparation and disclosures in light of its recently completed public offering of common stock and warrants, which closed on December 13, 2016. As a consequence of the efforts dedicated to the public offering, the Company could not finalize its financial statement preparation and disclosures for the fiscal year ended September 30, 2016 without unreasonable effort and expense.

The Company expects to file its Annual Report within the extension period of 15 calendar days as provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

The Company’s expectation regarding the timing of the filing of its Annual Report and the description of anticipated material changes from the results of operation from the corresponding period of the last fiscal year are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ from those contemplated by these forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties, including the inability of the Company or its independent registered public accounting firm to complete the work necessary in order to file such Annual Report in the time frame that is anticipated or unanticipated changes being reported in the Company’s operating results as reported in the Annual Report as filed. The Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification:
	Sam Backenroth	212	682-84522
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). YES ☒ No ☐
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? YES ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

The Company expects to report in the Annual Report the following operating results for the fiscal year ended September 30, 2016:

For the fiscal year ended September 30, 2016, the Company had no revenues and expects operating expenses of approximately $24,596,053. The loss from operations is expected to be comprised of $16,460,714 in research and development costs, $7,656,327 in general and administrative expenses, and $1,189,276 in depreciation and amortization. During the same period, the Company expects to record a gain on settlement of accounts payable of $710,264, a decrease in fair value of contingent consideration of $1,185,667 and expects to have other income and expense, net items totaling $15,522. The net loss for the year ended September 30, 2016 is expected to be $25,766,198.

For the fiscal year ended September 30, 2015, the Company had no revenues and operating expenses of approximately $17,805,280. The loss from operations was comprised of $8,777,519 in research and development costs, $7,509,601 in general and administrative expenses, $1,179,254 in depreciation and amortization and $338,906 in impairment of intangibles. During the same period, the Company recorded a loss on investment of subsidiary of $103,143, a change in fair value of contingent consideration of $2,637,756 and had other income and expense, net items totaling $72,802. The net loss for the year ended September 30, 2015 was $15,197,865.

The Company expects operating expenses to increase from fiscal year 2015 to fiscal year 2016 by $6,790,773. The Company had increases in all expense categories as ongoing development costs and testing efforts for its pharmaceutical products continued.

Ohr Pharmaceutical, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date December 14, 2016	By: /s/ Sam Backenroth Sam Backenroth, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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